Exhibit 99.2

VOTE ON INTERNET Go to http://www.vstocktransfer.com/proxy Click on Proxy Voter Login and log - on using the below control number. Voting will be open until 11:59 p.m. (Eastern Time) on November 24, 2024. CONTROL # VOTE BY MAIL Mark, sign and date your consent and return it in the envelope we have provided to 18 Lafayette Place, Woodmere, NY 11598. VOTE BY E - MAIL Mark, sign and date your proxy card and send it to vote@vstocktransfer.com. VOTE BY FAX Mark, sign and date your proxy card and return it to 646 - 536 - 3179. VOTE IN PERSON If you would like to vote in person, please attend the Extraordinary General Meeting of Members to be held at 10 : 00 a . m . , local time, on November 26 , 2024 , and at any adjournment or adjournments thereof, at E - Home, 18 /F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001 . * SPECIMEN * 1 MAIN STREET ANYWHERE PA 99999 - 9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. Extraordinary General Meeting of Members - E - Home Household Service Holdings Limited DETACH CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE LISTED PROPOSAL. 1. THAT, AS A SPECIAL RESOLUTION, subject to and conditional upon (i) an order being made by the Grand Court of the Cayman Islands (“Court”) confirming the Capital Reduction (as defined below) (if applicable) ; (ii) compliance with any condition which the Court may impose in relation to the Capital Reduction (if applicable) ; (iii) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act of the Cayman Islands in respect of the Capital Reduction (if applicable), the capital reorganization (the “Capital Reorganization”) of the Company in the manner set out herein be and is hereby approved : (a) a capital reduction (the “Capital Reduction”) and the change of authorized share capital whereby : (i) the par value of issued Ordinary Shares of par value US $ 10 . 00 each (the “Ordinary Shares”) be reduced from US $ 10 . 00 to US $ 0 . 001 by cancelling the paid up share capital to the extent of US $ 9 . 999 per issued Ordinary Share by way of a reduction of capital so as to form new issued ordinary share(s) with par value of US $ 0 . 001 each (“New Ordinary Share(s)”) immediately following the Capital Reduction becoming effective ; (ii) the credit arising from the Capital Reduction be applied towards offsetting the accumulated losses (if any) of the Company as at the effective date of the Capital Reduction, and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilized by the Directors as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed ; (iii) immediately following the Capital Reduction becoming effective, each of the Ordinary Shares par value US $ 10 . 00 in the authorized but unissued share capital of the Company be sub - divided into 10 , 000 New Ordinary Shares par value US $ 0 . 001 each (the “Sub - division”), such that following the Capital Reduction and the Sub - division, the authorized share capital of the Company shall be changed from US $ 1 , 000 , 020 , 000 divided into (x) 100 , 000 , 000 shares designated as ordinary shares with a nominal or par value of US $ 10 per share and (y) 10 , 000 , 000 shares designated as preferred shares with a nominal or par value of US $ 0 . 002 per share to US $ 1 , 000 , 020 , 000 divided into (x) 1 , 000 , 000 , 000 , 000 shares designated as ordinary shares with a nominal or par value of US $ 0 . 001 each and (y) 10 , 000 , 000 shares designated as preferred shares with a nominal or par value of US $ 0 . 002 each ; (iv) immediately following the Capital Reduction and Sub - division becoming effective, the fifth amended and restated memorandum of association and fifth amended and restated articles of association (“Amended and Restated M&AA”), which is attached as Annex A to the proxy statement accompanying this notice, be and are hereby adopted in substitution for and to the exclusion of the Existing M&AA of the Company currently in effect, which, among others, reflects the authorized share capital of the Company after the Capital Reduction and Sub - division ; and (v) any director, registered office provider or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the Capital Reduction and Sub - division and adoption of the Fifth Amended and Restated Memorandum and Articles of Association, including without limitation, attending to the necessary filings with the Court and Registrar of Companies in the Cayman Islands and with any other relevant authorities . FOR AGAINST ABSTAIN (TO BE SIGNED ON REVERSE)

E - HOME HOUSEHOLD SERVICE HOLDINGS LIMITED EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON NOVEMBER 26, 2024 IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS The Notice and Proxy Statement are available at: https://ts.vstocktransfer.com/irhlogin/I - EHOME DETACH CARD HERE TO VOTE BY MAIL THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned, revoking all prior proxies, hereby appoints Wenshan Xie and Chunming Xie, or, failing them, the Chairperson of the Extraordinary General Meeting, with full power of substitution, as proxy to represent and vote all ordinary shares of E - Home Household Service Holdings Limited (the “Company”) which the undersigned will be entitled to vote if personally present at the Extraordinary General Meeting of Members (or any adjournment or posteponement thereof) of the Company to be held on November 26 , 2024 , at 10 : 00 a . m . , local time ( 9 : 00 p . m . Eastern Time on November 25 , 2024 ), upon matters set forth in the Proxy Statement, a copy of which has been received by the undersigned . Each ordinary share is entitled to one vote . The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting . THIS PROXY WILL BE VOTED IN ACCORDANCE WITH SPECIFICATIONS MADE, BUT IF NO CHOICES ARE INDICATED,THIS PROXY WILL BE VOTED "FOR" THE PROPOSALS LISTED . Electronic Delivery of Future Proxy Materials : If you would like to reduce the costs incurred by E - Home Household Service Holdings Limited, in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet . To sign up for electronic delivery, please vote online and once your vote is cast you will have the option to enter your email information, or if submitting via Mail please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future mailings for this issuer : Email Address : Signature, if held jointly Signature Date Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as a executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address. * SPECIMEN * AC:ACCT9999 90.00